15027334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION RECEIVED AUG 10 2015 WASH., DC 196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8- 69126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 (MM/DD/YY) AND ENDING 06/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresta Westhall LLP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Savile Row
(No. and Street)

London (City) England (State) W1S 3PN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Pound =44 20 7371 9691
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samet & Company, PC
(Name – *if individual, state last, first, middle name*)

1330 Boylston Street (Address) Chestnut Hill (City) MA (State) 02467 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Pound, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cresta Westhall LLP, as of June 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

29th July 2015

David John Guille
Notary Public
Office 5 Fairbank Studios
75/81 Burnaby Street
Chelsea London
SW10 0NS England

DAVID JOHN GUILLE · NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTA WESTHALL LLP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended June 30, 2015

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cresta Westhall LLP

We have audited the accompanying financial statements of Cresta Westhall LLP (incorporated in the United Kingdom), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in members' deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Cresta Westhall LLP's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cresta Westhall LLP as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to uniform net capital rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cresta Westhall LLP's financial statements. The supplemental information is the responsibility of Cresta Westhall LLP's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Samet & Company PC

Chestnut Hill, Massachusetts
July 27, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

CRESTA WESTHALL LLP

STATEMENT OF FINANCIAL CONDITION
June 30, 2015

ASSETS

Cash	$	47,553

LIABILITIES AND MEMBERS' DEFICIT

Subordinated notes payable - members		82,330
Members' deficit		(34,777)
	$	47,553

See notes to financial statements

CRESTA WESTHALL LLP

STATEMENT OF INCOME
Year ended June 30, 2015

Commission income	$	99,336
Operating expenses:		
Fidelity bond		740
Bank charges		520
Finop fees		9,000
Regulatory fees		2,091
Audit fees		6,000
Subscriptions		8,106
Technology		263
Office expense		28
Exchange rate loss		4,370
		31,118
Net income	$	68,218

See notes to financial statements

CRESTA WESTHALL LLP

STATEMENT OF CHANGES IN MEMBERS' DEFICIT
Year Ended June 30, 2015

Balance, July 1, 2014	$	(39,735)
Net income		68,218
Distributions		(63,260)
Balance, June 30, 2015	$	(34,777)

See notes to financial statements

CRESTA WESTHALL LLP

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended June 30, 2015

Subordinated borrowings at July 1, 2014	$	82,330
Increases:		
Issuance of subordinated note payable - member		-
Subordinated borrowings at June 30, 2015	$	82,330

See notes to financial statements

CRESTA WESTHALL LLP

STATEMENT OF CASH FLOWS
Year Ended June 30, 2015

Cash flows from operating activities:		
Net income	$	68,218
Cash flows from financing activities:		
Distributions		(63,260)
Net increase in cash during the year		4,958
Cash, beginning of year		42,595
Cash, end of year	$	47,553

See notes to financial statements

CRESTA WESTHALL LLP

NOTES TO FINANCIAL STATEMENTS
June 30, 2015

Note 1 **Organization and nature of business**

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States, and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC"). FINRA granted the Company membership effective June 17, 2013, and the Partnership operates under the exemptive provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Partnership earns commissions as a distributor of subscriptions in various funds to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of income.

Tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

CRESTA WESTHALL LLP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015

Note 2 **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets and liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions and remeasurement of foreign currency financial statements into United States dollars are included in current results of operations in the accompanying statement of income.

Subsequent events
The Partnership has evaluated subsequent events through July 27, 2015, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At June 30, 2015, the Company's net capital was $47,553 which was $42,553 in excess of its required net capital of $5,000. The Partnership did not incur aggregate indebtedness at June 30, 2015.

CRESTA WESTHALL LLP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
June 30, 2015

Note 4 **Subordinated note payable – members**

During March, 2013 the Partnership entered into non-interest bearing subordinated notes payable agreements with the members. The borrowing amount was for $82,330 and was payable on July 22, 2016. Subsequent to year end, effective July 6, 2015, the notes were amended to change the repayment date to July 22, 2017. The notes are unsecured and subordinated to all present and future creditors of the Partnership when specifically subordinated.

The subordinated borrowings are available in computing net capital under the SEC's uniform capital rule. To the extent that such borrowings are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 **Related party transactions**

Pursuant to a management services agreement, effective February 1, 2013, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

Note 6 **Concentrations**

The Company received 100% of its revenue from three customers during the year ended June 30, 2015.

CRESTA WESTHALL LLP

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

Year ended June 30, 2015

Capital		
Members' deficit	$	(34,777)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		82,330
Net capital	$	47,553
Aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required	$	-
Minimum dollar net capital required	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	42,553
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	41,553
Percentage of aggregate indebtedness to net capital		-

There were no differences between the net capital reported by the Partnership in Part 11A of the focus report and these financial statements.

See notes to financial statements

CRESTA WESTHALL LLP

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15C3-3

Year Ended June 30, 2015

TABLE OF CONTENTS

SAMET

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cresta Westhall LLP

We have reviewed management's statements, included in the accompanying Report Under the Exemption Contained in Rule 15c3-3, in which (1) Cresta Westhall LLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cresta Westhall LLP claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Cresta Westhall LLP stated that Cresta Westhall LLP met the identified exemption provisions throughout the year ended June 30, 2015 without exception. Cresta Westhall LLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cresta Westhall LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samet & Company PC

Chestnut Hill, Massachusetts

July 27, 2015

Samet & Company PC
1330 Boylston Street
Chestnut Hill, MA 02467

617.731.1222
617.734.8052 fax

www.samet-cpa.com

cresta westhall

Assertions Regarding Exemption Provisions

We, as principals of Cresta Westhall LLP (the "Partnership"),are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Partnership hereby makes the following assertions:

Identified Exemption Provision:

The Partnership claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Partnership met the identified exemption provision without exception throughout the period from July 1, 2014 to June 30, 2015.

By:

Richard Pound, Principal

July 27, 2015
Date

Cresta Westhall LLP Offices:

17 Savile Row
London
W1S 3PN
T: +44 (0) 20 7628 8650